EXHIBIT 99.3

Press Release

Total and Google Cloud develop Solar Mapper, a tool for

estimating the solar energy potential of houses’ roofs

Paris, 13 October 2020 – Total and Google Cloud have pooled their expertise to jointly develop an innovative tool, Solar Mapper, which aims to accelerate the deployment of solar panels for individuals (B2C) by providing an accurate and rapid estimate of the solar energy potential of their homes, first in Europe and then worldwide.

Solar Mapper uses brand-new artificial intelligence algorithms that provide better results than current tools, especially by improving:

•	the quality of the data extracted from satellite images;
•	the sharpness of the estimation of the solar potential;
•	the relevance of the technology to be installed;
•	the global geographical coverage of the tool.

In the case of France, Solar Mapper provides more than 90% geographical coverage, allowing many more people to assess the solar potential of their homes, with greater accuracy than before.

“Solar Mapper will enable Total to faster deploy solar panels on the houses’ roofs, in order to provide its customers with more affordable and more accessible solar energy,” explains Marie-Noëlle Séméria, Total’s Chief Technology Officer. “By combining Total’s expertise in solar energy with Google Cloud’s expertise in artificial intelligence and databases, we were able to develop an attractive and innovative offer together in just 6 months.”

In addition, Total plans to develop a B2B application of Solar Mapper, dedicated to industrial and commercial buildings and installations.

Solar Mapper is contributing to the Group’s ambition to become a world leader in the production of renewable energies, toward getting to net-zero emissions by 2050 together with society.

About Total Research & Development

Total is deploying an ambitious R&D programme, worth nearly $1 billion a year. Total R&D relies on a network of more than 4,300 employees in 18 research centres around the world, as well as on numerous partnerships with universities, start-ups and industrial companies. Its investments are mainly devoted to a low-carbon energy mix (40%) as well as to digital, safety and the environment, operational efficiency and new products. It files more than 200 patents every year.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

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